Free Writing Prospectus
Filed Pursuant to Rule 433(f) under the Securities Act of 1933
Registration No. 333-176721

Free Writing Prospectus Published or Distributed by Media

The article attached as Exhibit A appeared on pages D1 and D4 of the October 25, 2011 edition of The Wall Street Journal and online at online.wsj.com on October 25, 2011.

The article was not prepared by GNC Holdings, Inc. (the “Company”). The publisher of the article is not affiliated with the Company.  The Company made no payment and gave no consideration to the publisher in connection with the publication of the article or any other articles published by the publisher concerning the Company.

Statements in the article attached as Exhibit A that are not attributed directly to Joseph Fortunato or spokespersons of the Company or based on, or derived from, the Company’s public filings with the Securities and Exchange Commission (the “SEC”) represent the author’s or others’ opinions, and are not endorsed or adopted by the Company.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  The preliminary prospectus is available on the SEC Web site at http://sec.gov/Archives/edgar/data/1502034/000104746911008630/a2205580zs-1a.htm.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free Goldman Sachs & Co. at 1-866-471-2526 or J.P. Morgan Securities LLC at 1-866-803-9204.

EXHIBIT A

Article location: http://online.wsj.com/article/SB10001424052970204644504576650980601014152.html

Is This the End of Popping Vitamins?

By SHIRLEY S. WANG
Wall Street Journal, October 25, 2011

The case for dietary supplements is collapsing.

A succession of large-scale human studies, including two published earlier this month in leading medical journals, suggests that multivitamins and many other dietary supplements often don’t have health benefits—and in some cases may even cause harm.

After decades of research on the possible benefits of nutritional supplements, the handwriting is on the wall:  Vitamins look to be a bust for the majority of people, many leading scientists are concluding.  Shirley Wang has details on Lunch Break.

The data have prompted some nutrition researchers to say taking vitamins is a waste of money for those without a specific nutrient deficiency or chronic illness.  Such findings have also fueled a debate about whether the field should continue conducting expensive human trials to figure out whether particular supplements affect health.

“The better the quality of the research, the less benefit [supplements] showed,” says Marion Nestle, professor of nutrition, food studies, and public health at New York University.  “It’s fair to say from the research that supplements don’t make healthy people healthier.”

For instance, vitamins B-6 and B-12 are often touted as being good for the heart, but several studies have failed to find that they lower risk of cardiovascular disease, according the Office of Dietary Supplements, part of the National Institutes of Health.  Vitamin C hasn’t been shown in many studies to lower a person’s risk of getting a cold.  Calcium, while important to bone health, doesn’t lower risk of heart disease or cancer and may increase risk of kidney stones.

“We have an enormous body of data telling us that plant-rich diets are very healthy,” says Josephine Briggs, head of the National Center for Complementary and Alternative Medicine, another NIH center.  “As soon as we take these various antioxidants [and other nutrients] out and put them in a pill, we’re not consistently getting a benefit.”

Researchers and nutritionists are still recommending dietary supplements for the malnourished or people with certain nutrient deficiencies or medical conditions.  For instance folic acid—the supplement form of folate—reduces the likelihood of a common birth defect if taken by pregnant women.

Studying the effects of vitamins and supplements in the real world is difficult, since people eat foods with multiple nutrients that can interact with supplements and skew results.  And observational trials can only show an association, not cause and effect.

That is one reason the Council on Responsible Nutrition, which represents the supplement industry, says it is too early to say supplements don’t have health benefits.  Duffy MacKay, the group’s vice president of regulatory and scientific affairs, says lengthier studies may be required to show the benefits of some supplements.

Micronutrients, which include antioxidants like vitamin C, hormones like vitamin D and metals like iron, are essential to the body in small amounts because they help facilitate important reactions in and between cells.  Too much of them, however, can cause problems.

The effectiveness of many dietary supplements remains untested and makers aren’t required to do tests before selling a product.  Still, about half of Americans reported taking at least one supplement a month in 2006, in the National Health and Nutrition Examination Survey published in April of this year.  The supplement industry brought in $28 billion in sales in 2010, up 4.4% from 2009, according to Nutrition Business Journal, an industry trade publication.

Vitamin users may derive a benefit from the placebo effect, experts say.  And they often are convinced the supplements make them feel better, regardless of what studies show.

“The thing you do with [reports of studies] is just ride them out, and literally we see no impact on our business,” said Joseph Fortunato, chief executive of supplement retailer GNC Corp., according to a transcript of the company’s third-quarter conference call with analysts last week.

“Consumers believe in our products,” a spokesman for GNC said.  GNC’s revenue grew 15.5% in the third quarter of this year compared to a year ago and the stock, which closed at $25.08, is up 0.5% year-to-date.

Of growing concern to many scientists are the increasing hints of harm from vitamins.

The first red flags started emerging nearly 20 years ago.  Researchers thought from early work that extra beta-carotene could help prevent lung cancer, but two randomized trials published in 1994 and 1996 showed an increased rate of lung cancer among smokers who took beta-carotene supplements.

Oncologist Mark Heaney of Memorial Sloan-Kettering Cancer Center in New York showed in laboratory work in 2008 that vitamin C appeared to inhibit the effect of chemotherapy drugs for cancer treatment.  Subsequent research has shown vitamin C may inadvertently protect cancer cells more than normal cells.

A study published this month in the Journal of the American Medical Association, known as the SELECT trial, found that vitamin E—previously thought to lower risk of prostate cancer—actually increased the chance slightly.  The risk could be mitigated by the simultaneous consumption of another micronutrient, selenium, the study says.

Multivitamins aren’t faring much better.  Results from the Iowa Women’s Health Study, published earlier this month in the Archives of Internal Medicine, found in a sample of over 38,000 older women, multivitamin use over time was linked with a slight but statistically significant increased risk of earlier mortality.

A study of 1,900 men and women in 15 cities across Europe published in 2008 in the European Journal of Nutrition followed healthy elderly individuals for 10 years.  Among smokers in the study, those who took multivitamins were more likely to die younger than smokers who didn’t.

Another large trial examining postmenopausal women in the NIH’s Women’s Health Initiative found no discernible impact from taking a multivitamin on preventing breast, lung or colorectal cancer, cardiovascular disease or premature death, according to the 2009 study published in the Archives of Internal Medicine.

Some experts warn against overemphasizing the potential harm of multivitamins because it isn’t clear how that statistical uptick in risk of death would translate into actual increased risk in real life.

The consistent failure to show benefits has led researchers at the National Center for Complementary and Alternative Medicine and elsewhere to call for more lab experiments and small-scale studies of how the nutrients work, after over a decade of pursuing large, clinical trials of particular supplements’ effectiveness.

“We’ve missed a step,” says Alan Kristal, a professor of epidemiology at the University of Washington who studies the links between diet and cancer.  “We need to understand the mechanism by which these things are acting.”

Roberta Anding, a nutritionist at Texas Children’s Hospital in Houston, says some people need multivitamins and other supplements, but she is cautious about the risk from high doses of micronutrients.  “It’s no longer nutrition when the doses become high, it’s pharmacology,” she says.

The best way to get micronutrients is through a balanced diet, she says.

“If you’re looking at this as, ‘At least I’m [taking a multivitamin],’ but you’re not exercising or eating well, then it is a waste of money,” says Ms. Anding, a spokeswoman for the American Dietetic Association, a research and advocacy group.